UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42307

SKK Holdings Limited
(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name Into English)

27 First Lok Yang Road, Singapore	629735
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Nasdaq Extension Letter regarding Minimum Bid Price Deficiency

As was reported on a Form 6-K filed on April 16, 2025, SKK Holdings Limited (the “Company”) received a letter on April 14, 2025 from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from February 28, 2025 to April 11, 2025, the Company no longer met the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share. Nasdaq provided the Company with a 180-calendar day compliance period, or until October 13, 2025, in which to regain compliance with Nasdaq continued listing requirement.

The Company did not regain compliance by October 13, 2025 and requested an extension. Nasdaq provided the Company with an additional 180 calendar days to meet the bid price requirement as the Company provided written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

On October 17, 2025, the Company issued a press release discussing the receipt of the extension letter, which is filed as exhibit 99.1 to this Form 6-K.

Exhibits

99.1	Press Release on Extension Grant dated October 17, 2025

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SKK Holdings Limited

Date: October 17, 2025	By	/s/ Koon Kiat Sze
Koon Kiat Sze
Chief Executive Officer

3